UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

SOUPMAN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

8361199107

(CUSIP Number)

Jeffrey Freedman, 745 Hope Road, Eatontown, New Jersey 07724 (732) 483-4656

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	8361199107	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony SPV II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,255,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,255,934

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,255,934 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Does not include 23,745,600 shares of Common Stock which may be acquired by exercising a warrant to purchase 2,374,560 shares of Series B Convertible Preferred Stock and converting the Series B Convertible Preferred Stock into Common Stock.

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No.	8361199107	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WealthColony Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,255,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,255,934

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,255,934 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Does not include 23,745,600 shares of Common Stock subject to issuances upon the exercise of a warrant to purchase 2,374,560 shares of Series B Convertible Preferred Stock and the conversion of such shares the Series B Convertible Preferred Stock into Common Stock.

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No.	8361199107	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey Freedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) N/A	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 547,000
	8	SHARED VOTING POWER 69,525,934
	9	SOLE DISPOSITIVE POWER 547,000
	10	SHARED DISPOSITIVE POWER 69,525,934

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,072,934 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Does not include 23,745,600 shares of Common Stock which may be acquired by exercising a warrant to purchase 2,374,560 shares of Series B Convertible Preferred Stock and converting the Series B Convertible Preferred Stock into Common Stock.

Page 4 of 9 Pages

Item 1. Security and Issuer Identity and Background

This Amendment No. 3 to that certain Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on July 5, 2016, as amended by Amendment No. 1 thereto dated May 26, 2017 and Amendment No. 2 thereto dated June 2, 2017 relates to the common stock, $.001 par value per share (the “Common Stock”), of Soupman, Inc. (the “Issuer”).

The principal executive offices of the Issuer are located at 1110 South Avenue, Suite 100, Staten Island, New York 10314.

This Amendment No. 3 is being filed to correct the number of shares of common stock beneficially owned by the Reporting Persons (as defined below) and to disclose the recent activities set forth in Item 4 (Purpose of Transaction).

Item 2. Identity and Background

(a)	This Schedule 13D is filed by WealthColony SPV II, L.P., WealthColony Management Group, LLC and Jeffrey Freedman (collectively, the “Reporting Persons”).

(b)	The principal business address of each of the Reporting Persons is as follows:

Name	Principal Business Address

WealthColony SPV II, L.P.	745 Hope Road Eatontown, New Jersey 07724

WealthColony Management Group, LLC	745 Hope Road Eatontown, New Jersey 07724

Jeffrey Freedman	745 Hope Road Eatontown, New Jersey 07724

(c)	The principal business of each of the Reporting Persons is as follows:

Name	Principal Business

WealthColony SPV II, L.P.	Sole business is to invest in securities of the Issuer

WealthColony Management Group, LLC	Manager of limited partnerships.

Jeffrey Freedman	Manager of WealthColony Management Group, LLC

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The individual Reporting Person is a citizen of the United States of America. Each of WealthColony SPV II, L.P. and WealthColony Management Group, LLC was formed under Delaware law.

Page 5 of 9 Pages

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from the available working capital of the Limited Partnership and the personal funds of Jeffrey Freedman.

Item 4. PURPOSE OF TRANSACTION

This Item 4 is being amended to add the following:

On June 5, 2017, the Company, through counsel, advised WealthColony Management Group, LLC that its Board of Directors would not meet with representatives of WealthColony Management Group, LLC to discuss the proposal set forth in of WealthColony Management Group, LLC’s letter dated June 2, 2017 unless a non-disclosure agreement is signed, notwithstanding the fact that WealthColony Management Group, LLC had advised that the purpose of the meeting is to discuss its proposal and that it would not be requesting the disclosure of any confidential information. On June 6, 2017, WealthColony Management Group, LLC, in its capacity as the General Partner of the Limited Partnership, delivered a letter to Jamieson Karson, Chief Executive Officer of the Issuer. In the June 6, 2017 letter, WealthColony Management Group, LLC advised Mr. Karson that management’s refusal to discuss its proposal and other Board actions and matters related to the Board have raised additional concerns, including the following:

●	The interests of the Board are not aligned with the interests of the Company’s shareholders and, in that connection, WealthColony Management Group, LLC noted that neither of the current Board members has made any significant financial investment in the Company but management has received substantial cash and/or equity-based compensation in recent years despite declining results;

●	The Board’s refusal to meet with representatives of WealthColony Management Group, LLC suggests that the Board has an agenda which may not include preserving shareholder value;

●	Recent events, including the arrest of the Company’s former President and Chief Financial Officer with respect to matters relating to the Company’s tax obligations, raise significant corporate governance and Board oversight concerns; and

●	The Board’s financing strategies in recent years have been detrimental to shareholders and have placed the Company in a precarious position, including the threat of a bankruptcy or insolvency proceeding.

The June 6, 2017 letter also demanded that the Company permit the authorized representatives of WealthColony Management Group, LLC to inspect a current list of registered holders of the Company’s common stock and preferred stock and the most recent list of non-objecting beneficial owners of the Company’s common stock and preferred stock in the Company’s possession. WealthColony Management Group, LLC advised that the inspection request is being made so that WealthColony Management Group, LLC, on behalf of the Limited Partnership, may communicate with other shareholders with respect to the Company’s affairs, including the solicitation of shareholder consents.

Page 6 of 9 Pages

The foregoing description of the June 6, 2017 letter is a summary, is not complete and is qualified in its entirety by reference to the full text of the June 6, 2017 letter, a copy of which is attached to this Schedule 13D as Exhibit 6.

The Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock or other securities and, alone or with others, pursuing discussions with the management, the Board of Directors, other shareholders of the Issuer and third parties with regard to their investments in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a) WealthColony Management Group, LLC and Jeffrey Freedman may be deemed the beneficial owners of up to 70,072,934 shares of Common Stock representing approximately 24.3% of the outstanding shares of the Issuer’s Common Stock.  This does not include shares issuable upon the conversion of Series B Convertible Preferred Stock which are issuable upon exercise of the Warrant.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 288,845,379 shares of Common Stock outstanding as of May 4, 2017, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2017.

(b) By virtue of their control of the Limited Partnership, WealthColony Management Group, LLC and Jeffrey Freedman share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the securities of the Issuer held by the Limited Partnership.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.

Page 7 of 9 Pages

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in Exhibits 1-3 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Warrant Agreement, dated December 26, 2014, between the Issuer and WealthColony SPV II, L.P. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein).

2	Consulting Agreement between the Issuer and Mighty Joe Marketing, LLC dated January 2, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2015 and incorporated by reference herein)

3	Joint Filing Agreement, dated June 29, 2016 (filed with the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on July 5, 2016 and incorporated by reference herein).

4.

Letter to Board of Directors dated May 25, 2017 (filed with Amendment No. 1 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on May 26, 2017 and incorporated by reference herein).

5.	Letter to Board of Directors dated June 2, 2017. (filed with Amendment No. 2 to the Schedule 13D being amended hereby filed with the Securities and Exchange Commission on June 2, 2017 and incorporated by reference herein).

6.	Letter to Jamieson Karson dated June 6, 2017.

Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 7, 2017

WEALTHCOLONY SPV II, L.P.

By:	WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

WealthColony Management Group, LLC

By:	/s/ Jeffrey Freedman
Name:	Jeffrey Freedman
Title:	Manager

/s/ Jeffrey Freedman

Page 9 of 9 Pages